SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Childtime Learning Centers, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

168820108
(CUSIP Number)

Benjamin R. Jacobson
595 Madison Avenue, Suite 3100
New York, NY 10022
(212) 758-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 31 Pages

SCHEDULE 13D

CUSIP No.: 168820108	Page 2 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JP Acquisition Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	84,205.1 0 84,205.1 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,205.1

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.71%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 168820108	Page 3 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JP Acquisition Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	138,026.4 0 138,026.4 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,026.4

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.80%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 168820108	Page 4 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPAF, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 84,205.1 0 84,205.1

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,205.1

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.71%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 168820108	Page 5 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPAF III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 138,026.4 0 138,026.4

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,026.4

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.80%

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No.: 168820108	Page 6 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacobson Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 222,231.5 0 222,231.5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,231.5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.51%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 168820108	Page 7 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Benjamin R. Jacobson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	14,347.6 222,231.5 14,347.6 222,231.5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,579.1

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.80%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 8 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James F. Wilson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 222,231.5 0 222,231.5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,231.5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.51%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 9 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael L. Fuchs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	5094 0 5094 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5094

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .10%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 10 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George A. Kellner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,910,094 0 2,910,094 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,910,094

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.9%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 11 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wm. Brian Little

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5094 0 5094

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5094

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 12 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amcito Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	5094 0 5094 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5094

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .10%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 168820108	Page 13 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nathan Gantcher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	5094 0 5094 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5094

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .10%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 14 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gerald L. Parsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	5094 0 5094 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5094

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .10%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 15 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul V. Hoagland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	514.5 0 514.5 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514.5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .01%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 16 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bernard Matte

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 1029.1 0 1029.1

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1029.1

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 17 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barcam Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1029.1 0 1029.1 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1029.1

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%

14	TYPE OF REPORTING PERSON* HC

SCHEDULE 13D

CUSIP No.: 168820108	Page 18 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Raymond P. Barbrick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	514.5 0 514.5 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514.5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 19 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harrison R. Horan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1029.1 0 1029.1 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1029.1

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 20 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Walter E. Cisowski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	514.5 0 514.5 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514.5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 21 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Timothy Whelan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	514.5 0 514.5 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514.5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 22 of 31

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Dickerson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1029.1 0 1029.1 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1029.1

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%

14	TYPE OF REPORTING PERSON* IN

ITEM 1. SECURITY AND ISSUER

        This Statement on Schedule 13D relates to the shares of Common Stock, no par value (the “Shares”) of Childtime Learning Centers, Inc., a Michigan corporation (the “Company”).

        The address of the Company’s principal executive offices is 38345 West 10 Mile Road, Suite 100, Farmington Hills, MI 48335.

ITEM 2. IDENTITY AND BACKGROUND

        This Statement is being filed on behalf of JP Acquisition Fund II, L.P., JP Acquisition Fund III, L.P., JPAF, Limited Partnership, JPAF III, LLC, Jacobson Partners, Benjamin R. Jacobson, James F. Wilson, Michael L. Fuchs, George A. Kellner, Wm. Brian Little, Amcito Partners, L.P., Nathan Gantcher, Gerald L. Parsky, Paul V. Hoagland, Bernard Matte, Barcam Holdings, Inc., Raymond P. Barbrick, Harrison R. Horan, Walter E. Cisowski, Timothy Whelan, and John Dickerson (collectively, the "Reporting Persons").

        JPAF, Limited Partnership, a Delaware limited partnership, is the general partner of JP Acquisition Fund II, L.P. The general partner of JPAF, Limited Partnership is Jacobson Partners, a New York general partnership of which Benjamin R. Jacobson is the managing partner and James F. Wilson is a partner.

        JPAF III, LLC, a Delaware limited liability company, is the general partner of JP Acquisition Fund III, L.P. Jacobson Partners is the sole member of JPAF III, LLC.

        Amcito Partners, L.P. is a New York limited partnership. The general partner of Amcito Partners, L.P. is Wm. Brian Little.

        Barcam Holdings, Inc. is an Ontario corporation, controlled by Bernard Matte.

        Set forth below, in the following table, is certain information with respect to each of the Reporting Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

Name and Address	Citizenship or State of Incorporation/Organization	Principal Occupation or Business

JP Acquisition Fund II, L.P. 595 Madison Avenue, Suite 3100 New York, NY 10022	Delaware	Investment Partnership

JP Acquisition Fund III, L.P. 595 Madison Avenue, Suite 3100 New York, NY 10022	Delaware	Investment Partnership

JPAF, Limited Partnership 595 Madison Avenue, Suite 3100 New York, NY 10022	Delaware	General Partner of JP Acquisition Fund II, L.P.

JPAF III LLC 595 Madison Avenue, Suite 3100 New York, NY 10022	Delaware	General Partner of JP Acquisition Fund III, L.P.

Jacobson Partners 595 Madison Avenue, Suite 3100 New York, NY 10022	New York	Investment Partnership, General Partner of JPAF, Limited Partnership, Sole Member of JPAF III, LLC

Benjamin R. Jacobson 595 Madison Avenue, Suite 3100 New York, NY 10022	USA	Managing Partner of Jacobson Partners

James F. Wilson 595 Madison Avenue, Suite 3100 New York, NY 10022	USA	Partner of Jacobson Partners

Michael L. Fuchs 9 West 57th Street New York, NY 10019	USA	Private Investor

George A. Kellner Kellner, DiLeo & Co. 900 Third Avenue, 10th Floor New York, NY 10022	USA	Chairman of the Board of the Company and Chief Executive Officer of Kellner, DiLeo & Co. (New York, New York)

Wm. Brian Little 630 Fifth Avenue, Suite 2620 New York, NY 10111	USA	Private Investor, General Partner of Amcito Partners

Amcito Partners, L.P. 630 Fifth Avenue, Suite 2620 New York, NY 10111	New York	Investment Partnership (controlled by Wm. Brian Little-General Partner)

Nathan Gantcher HPB Associates 65 East 55th Street, 30th Floor New York, NY 10022	USA	Private Investor

Gerald L. Parsky Aurora Capital Group 10877 Wilshire Boulevard Suite 2100 Los Angeles, CA 90024	USA	Private Investor

Paul V. Hoagland N.E. Restaurant Co., Inc. 5 Cock Tower Place, Suite 200 Maynard, MA 01754	USA	Executive/Manager, N.E. Restaurant Co., Inc.

Bernard Matte 3590 Avenue du Musee Montreal, Quebec, Canada H3G LC7	Canada	Private Investor, President and Chief Executive Officer of Barcam Holdings, Inc., President of Flexible Packaging Corp.

Barcam Holdings, Inc. 3590 Avenue du Musee Montreal, Quebec, Canada H3G LC7	Canada	Holding Company (controlled by Bernard Matte)

Raymond P. Barbrick 28 Laurel Drive Willington, CT 06279	USA	President of Bertucci's Restaurants

Harrison R. Horan 8523 Country Club Drive Franklin, WI 53132	USA	Manager of Conforma Clad Inc., a specialty metals manufacturing company

Walter E. Cisowski 2211 Arnold Palmer Blvd. Louisville, KY 40245	USA	Vice President, Operations of Conforma Clad Inc.

Timothy Whelan 9344 Plumwood Place Crestwood, KY 40014	USA	Controller of Conforma Clad Inc.

John Dickerson 1028 Quaker Ridgeway Duluth, GA 30097	USA	President of Gem Products, Inc., a manufacturer and distributor of appliance, heating, cooling and ventilation parts and motors

        During the last five years, none of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 14, 1999, the Reporting Persons acquired as a group an aggregate of 257,272 Shares for a purchase price of $1,800,904.00. The source of funds for the purchase of the Shares was the working capital and personal funds of the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION

        The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons may, depending upon market conditions and other factors, acquire additional Shares in the future or dispose of Shares from time to time.

        Jacobson Partners has been retained by the Company to provide certain management and financial consulting services. In this capacity, Jacobson Partners may in the future propose transactions which could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; however, Jacobson Partners does not have any current plans or proposals which relate to or would result in any such actions.

        Except as set forth above, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)     Based on information contained in the Company’s proxy statement dated July 14, 2000, as of June 23, 2000 there were 4,931,655 shares of no par common stock of the Company issued and outstanding.

        On July 14, 2000, the Reporting Persons acquired an aggregate of 257,272 Shares in a privately negotiated transaction, Shares which represent approximately 5.2% of the outstanding common stock of the Company. Prior to the acquisition of such Shares by the Reporting Persons, George A. Kellner, Chairman of the Board of the Company, was the beneficial owner of 2,905,000 Shares representing 58.9% of the outstanding common stock of the Company. Prior to the acquisition of such Shares by the Reporting Persons, Benjamin R. Jacobson, a Director of the Company, was the beneficial owner of 10,000 Shares subject to presently exercisable options.

The following chart sets forth the beneficial ownership of Shares by the Reporting Persons:

Name	Number of Shares to be Beneficially Owned	Percentage of Class

JP Acquisition Fund II, L.P.	84,205.1	1.71%

JP Acquisition Fund III, L.P.	138,026.4	2.80%

JPAF, Limited Partnership (1)	842.1	0.02%

JPAF III, LLC (2)	276.1	0.01%

Jacobson Partners (3)	222,231.5	4.51%

Benjamin R. Jacobson (4)	14,347.6	0.29%

James F. Wilson (5)	360.2	0.01%

Michael L. Fuchs	5094.0	0.10%

George A. Kellner (4) (6)	2,910,094.0	58.9%

Wm. Brian Little (7)	5094.0	0.10%

Amcito Partners L.P.	5094.0	0.10%

Nathan Gantcher	5094.0	0.10%

Gerald L. Parsky	5094.0	0.10%

Paul V. Hoagland	514.5	0.01%

Bernard Matte (8)	1029.1	0.02%

Barcam Holdings, Inc.	1029.1	0.02%

Raymond P. Barbrick	514.5	0.01%

Harrison R. Horan	1029.1	0.02%

Walter E. Cisowski	514.5	0.01%

Timothy Whelan	514.5	0.01%

John Dickerson	1029.1	0.02%

(1)

Consists of JPAF, Limited Partnership’s interest as general partner in the Shares owned by JP Acquisition Fund II, L.P. In addition, JPAF, Limited Partnership may be deemed the beneficial owner of the 84,205.1 Shares owned by JP Acquisition Fund II, L.P.

(2)

Consists of JPAF III, LLC’s interest as general partner in the Shares owned by JP Acquisition Fund III, L.P. In addition, JPAF III, LLC may be deemed the beneficial owner of the 138,026.4 Shares owned by JP Acquisition Fund III, L.P.

(3)

Consists of the aggregate of 222,231.5 shares beneficially owned by JP Acquisition Fund II, L.P. and JP Acquisition Fund III, L.P. Jacobson Partners, as the general partner of JPAF, Limited Partnership, and as the sole member of JPAF III, LLC, may be deemed to be the beneficial owner of these Shares; however, Jacobson Partners disclaims beneficial ownership of such Shares except to the extent of its direct and indirect partnership and membership interests in such entities.

(4)

Includes 10,000 Shares issuable pursuant to stock options granted under the Company’s Director Stock Option Plan that are exercisable within 60 days. In addition, as the managing general partner of Jacobson Partners, Mr. Jacobson may be deemed to be the beneficial owner of the aggregate of 222,231.5 Shares beneficially owned by JP Acquisition Fund II, L.P. and JP Acquisition Fund III, L.P.; however, Mr. Jacobson disclaims beneficial ownership of such Shares except to the extent of his direct and indirect partnership interests and membership interests in those entities.

(5)

Included in the Shares owned by JPAF, Limited Partnership and JPAF III, LLC. In addition, as a general partner of Jacobson Partners, Mr. Wilson may be deemed to be the beneficial owner of the aggregate of 222,231.5 Shares beneficially owned by JP Acquisition Fund II, L.P. and JP Acquisition Fund III, L.P.; however, Mr. Wilson disclaims beneficial ownership of such Shares except to the extent of his direct and indirect partnership interests and membership interests in those entities.

(6)

Includes 2,427,373 Shares owned by Childcare Associates and 437,267 Shares owned by KD Partners II. Mr. Kellner is the managing partner of Childcare Associates and the managing partner of KD Special Situations Partners, the investment general partner of KD Partners II. Does not include shares beneficially owned by Harold A. Lewis which, pursuant to a voting agreement, are to be voted by Mr. Lewis as directed by Mr. Kellner for the five-year period ending on February 6, 2001 or, if sooner, until Childcare Associates and KD Partners II beneficially own, in the aggregate, less than 25% of the then outstanding Shares.

(7)

Consists of 5,094 Shares owned by Amcito Partners, L.P.; however, Mr. Little disclaims beneficial ownership of such Shares except to the extent of his direct and indirect partnership and membership interests in such entites.

(8)

Consists of 1,029.1 Shares owned by Barcam Holdings, Inc.; however, Mr. Matte disclaims beneficial ownership of such Shares except to the extent of his direct and indirect partnership and membership interests in such entities.

(b) See the response to 5(a)

(c) During the 60 days prior to the date of this filing, none of the Reporting Persons has effected any transactions in the Shares, other than the acquisition of the 257,272 Shares described in Item 3 above.

(d) No person other than those listed above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to a letter agreement, dated July 6, 2000 (the “Agreement”), the Company retained Jacobson Partners, of which Benjamin R. Jacobson, a director of the Company, is the managing general partner, James F. Wilson is a general partner, and George A. Kellner, the Company’s Chairman of the Board, is a special advisor, to provide management and financial consulting services. As consideration for the provision of such services to the Company and its Board of Directors, Jacobson Partners will receive an annual fee of $250,000, plus reimbursement of reasonable out-of-pocket expenses. As additional consideration for such services, the Company’s board has approved, subject to shareholder approval the grant to Jacobson Partners of two options to acquire, in the aggregate, up to 557,275 shares of the Company’s common stock as described below. The Agreement will continue in effect until terminated by either party upon six months’ prior written notice.

The Agreement provides that until the second anniversary thereof (July 6, 2002), Jacobson Partners and its affiliates will not acquire Shares in addition to those acquired upon exercise of the options (whether in the open market or in private transactions) (i) having an aggregate purchase price in excess of $2,500,000 or (ii) at the same time the Company would be engaged in a share repurchase agreement. During that two-year period, pursuant to a separate agreement with Childcare Associates and KD Partners II (Company shareholders controlled by George A. Kellner), Jacobson Partners would have the right to acquire Shares owned by such entities to the extent investors in such entities wish to have their pro rata interest in the Shares owned by such entities sold; provided that any shares so purchased by Jacobson Partners would be subject to an irrevocable voting proxy in favor of George A. Kellner.

As noted above, pursuant to the Agreement, the Board of Directors has approved, subject to shareholder approval, the grant to Jacobson Partners (or its affiliates) of the following options:

(a)

Up to 294,117 shares available for purchase, during the first 21 days after shareholder approval of the options, at an exercise price of $8.50 per share (approximately 120% of the 30-day average of the daily closing prices of the Company’s stock, on the NASDAQ National Market System, as of June 23, 2000); and

(b)

Up to 263,158 shares available for purchase, at any time after shareholder approval and prior to the second anniversary of the Agreement, at an exercise price of $9.50 per share (approximately 133% of the 30-day average of the daily closing prices of the Company’s stock, on the NASDAQ National Market System, as of June 23, 2000).

All Shares acquired by Jacobson Partners (or its affiliates) during the first two years of the Agreement, including Shares purchased in the open market or in private transactions, would be subject to registration rights, pursuant to which, until July 6, 2007 (the seventh anniversary of the Agreement), Jacobson Partners would have the right to cause the Company to register, at the Company’s expense, its Shares, (a) whenever the Company is otherwise registering Shares (except in certain circumstances) and (b) once, upon demand, at any other time so long as Jacobson Partners has exercised, in full, the two options granted to it under the Agreement and the demand covers at least 25% of the Shares then owned by it.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Joint Reporting Agreement and Power of Attorney on Behalf of Each Reporting Person.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JP ACQUISITION FUND II, L.P. By: /s/ Benjamin R. Jacobson Name: Benjamin R. Jacobson, JPAF, Limited Partnership Title: General Partner

JP ACQUISITION FUND III, L.P. By: /s/ Benjamin R. Jacobson Name: Benjamin R. Jacobson, JPAF III, LLC Title: General Partner

JACOBSON PARTNERS By: /s/ Benjamin R. Jacobson Name: Benjamin R. Jacobson Title: Managing Partner

JPAF, LIMITED PARTNERSHIP By: /s/ Benjamin R. Jacobson Name: Benjamin R. Jacobson, Jacobson Partners Title: General Partner

JPAF III, LLC By: /s/ Benjamin R. Jacobson Name: Benjamin R. Jacobson, Jacobson Partners Title: Sole Member

  /s/ Benjamin R. Jacobson
BENJAMIN R. JACOBSON

JAMES F. WILSON
MICHAEL L. FUCHS
GEORGE A. KELLNER
WM. BRIAN LITTLE
AMCITO PARTNERS, L.P.
NATHAN GANTCHER
GERALD L. PARSKY
PAUL V. HOAGLAND
BERNARD MATTE
BARCAM HOLDINGS, INC.
RAYMOND P. BARBRICK
HARRISON R. HORAN
WALTER E. CISOWSKI
TIMOTHY WHELAN
JOHN DICKERSON

  /s/ Benjamin R. Jacobson
By:  Benjamin R. Jacobson,
as Attorney-in-Fact